--------------------------------------------------------------------------------
SEC     Potential persons who are to respond to the collection of information
1745    contained in this form are not required to respond unless the form
(3-98)  displays a currently valid OMB control number.
--------------------------------------------------------------------------------

                                             -----------------------------------
                                                        OMB APPROVAL
                                             -----------------------------------
                                             OMB Number:               3235-0145
                                             Expires:           October 31, 2002
                                             Estimated average burden
                                             hours per response            14.90
                                             -----------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ______)*


                            Chordiant Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    170404107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)

        [_]      Rule 13d-1(c)

        [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                     -------------------
CUSIP NO.  170404107             SCHEDULE 13G                 PAGE 2 OF 7
----------------------                                     -------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

      Joseph Tumminaro
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             3,814,399/(1)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               3,814,399/(1)/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,814,399/(1)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*
12
      IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                     -------------------
CUSIP NO.  170404107             SCHEDULE 13G                 PAGE 3 OF 7
----------------------                                     -------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

      Carol L. Realini
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             3,814,399/(1)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               3,814,399/(1)/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,814,399/(1)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                     -------------------
CUSIP NO.  170404107             SCHEDULE 13G                 PAGE 4 OF 7
----------------------                                     -------------------

Item 1.

          (a)  Name of Issuer

               Chordiant Software, Inc.


          (b)  Address of Issuer's Principal Executive Offices

               20400 Stevens Creek Boulevard
               Suite 400
               Cupertino, CA  95014

Item 2.

          (a)  Name of Person Filing

               Carol L. Realini
               Joseph Tumminaro


          (b)  Address of Principal Business Office or, if none, Residence

               245 Brookwood Road
               Woodside, CA 94062


          (c)  Citizenship

               Carol L. Realini         USA
               Joseph Tumminaro         USA


          (d)  Title of Class of Securities

               Common Stock

          (e)  CUSIP Number

               170404107

Item 3.   Not Applicable.

----------------------                                     -------------------
CUSIP NO.  170404107             SCHEDULE 13G                 PAGE 5 OF 7
----------------------                                     -------------------

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount Beneficially Owned:

               Carol L. Realini         3,814,399/(1)/
               Joseph Tumminaro         3,814,399/(1)/


          (b)  Percent of Class:

               Carol L. Realini         7.1%
               Joseph Tumminaro         7.1%


          (c)  Number of shares as to which such person has:

               (i)      Sole power to vote or to direct the vote:

               (ii)     Shared power to vote or to direct the vote:

                        Carol L. Realini                 3,814,399/(1)/
                        Joseph Tumminaro                 3,814,399/(1)/

               (iii)    Sole power to dispose or to direct the disposition of:


               (iv)     Shared power to dispose or to direct the disposition of:

                        Carol L. Realini                 3,814,399/(1)/
                        Joseph Tumminaro                 3,814,399/(1)/

------------
/(1)/ Carol L. Realini and Joseph Tumminaro jointly hold 3,814,399, including 260,000 shares held by the Carol Realini, Joseph Tumminaro and Janet Realini, Co-Trustees of the John Tumminaro Trust UAD 12/15/98; 260,000 shares held by the Carol Realini, Joseph Tumminaro and Janet Realini, Co-Trustees of the Louis Tumminaro Trust UAD 12/15/98; 260,000 shares held by the Carol Realini, Joseph Tumminaro and Janet Realini, Co-Trustees of the Maddelena Tumminaro Trust UAD 12/15/98; 1,165,200 shares held by the Carol L. Realini and Joseph F. Tumminaro, Trustees of the Tumminaro Family Trust UAD 10/13/93; 1,668,800 shares held by the Carol L. Realini and Joseph F. Tumminaro, Family Trust UAD 10/13/93; 185,000 shares held by the Carol Realini, Joseph Tumminaro and Janet Realini, Co-Trustees of the Tumminaro Education Trust UAD 12/23/98 and 15,399 shares held by Carol L. Realini.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable

Item 8.   Identification and Classification of Members of the Group

          Not applicable

Item 9.   Notice of Dissolution of a Group

          Not applicable

Item 10.  Certification

          Not applicable

----------------------                                     -------------------
CUSIP NO.  170404107             SCHEDULE 13G                 PAGE 6 OF 7
----------------------                                     -------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 12, 2002
                                        ----------------------------------------
                                        Date

                                        /s/ Carol L. Realini
                                        ----------------------------------------
                                        Signature


                                        Carol L. Realini
                                        ----------------------------------------
                                        Name/Title



                                        /s/ Joseph Tumminaro
                                        ----------------------------------------
                                        Signature


                                        Joseph Tumminaro
                                        ----------------------------------------
                                        Name/Title


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

----------------------                                     -------------------
CUSIP NO.  170404107             SCHEDULE 13G                 PAGE 7 OF 7
----------------------                                     -------------------


                                    EXHIBIT A

                             JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.



Date: February 12, 2002


                                        CAROL L. REALINI

                                        By: /s/ Carol L. Realini
                                           -------------------------------------




                                        JOSEPH TUMMINARO

                                        By: /s/ Joseph Tumminaro
                                           -------------------------------------